

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 23, 2009

Mr. Roland M. Larsen
President & CEO
Sharpe Resourced Corporation
3258 Mob Neck Road
Healthsville, VA 22473

> **Re: Sharpe Resources Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 14, 2009**
> **File No. 1-34399**

Dear Mr. Larsen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.   Explain to us how you are eligible to utilize Form 20-F and Canadian GAAP. We
        refer you to the instructions for Form 20-F, the definition of "foreign private
        issuer" at Rule 405 of Regulation C, and related guidance. We note that most of
        your assets and your headquarters are located in the United States. Your
        disclosure in Item 6 also indicates that all of your directors and officers reside in
        the United States.

2.   In future filings and amendments, please:
        a. Number all pages subsequent to your table of contents, and verify that the
            page numbers noted on your table of contents accurately match the
            referenced pages.
        b. Cite the correct Commission file number on your title page, which is now
            001-34399.
        c. Limit the audit reports that you include in your filing to the last three
            years. Likewise, you should generally limit your discussions of year-over-
            year comparisons of operations and liquidity outside of your financial
            statements to the last three years.
        d. File exhibits, such as your certifications, as separate documents within the
            Edgar filing system.

Controls and Procedures

3.   Please revise this section to comply with each of the requirements of Items 307
        and 308 (or 308T, if applicable) of Regulation S-K.

Financial Statements

Consolidated Statements of Loss and Comprehensive Loss

4.   Revise your financial statement to omit the subtotal of and "Loss before the
        following." If you wish to present separate "operating" and "non-operating"
        sections, you should label the sections as such. It appears that the items you
        characterize as "revenue" would be non-operating income, and all interest
        expense would be non-operating expense.

Consolidated Balance Sheets

5.   Tell us why you believe that the $250,000 receivable from a related party remains collectible.

6.   Tell us why you believe the "Loan claims" are appropriately recorded as liabilities rather than as equity. Please include in your explanation the terms of the arrangements as well as the specific accounting literature upon which you rely for Canadian and US GAAP accounting.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions."

Sincerely,

Chris White
Branch Chief